Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
Micromet Holdings, Inc.	Delaware	100% owned by Micromet, Inc.
Micromet AG	Germany	100% owned by Micromet Holdings, Inc.
Cell-Matrix, Inc.	Nevada	100% owned by Micromet, Inc.